Exhibit (a)(1)(xii)

Louis Dreyfus Commodities LLC Announces Successful Completion of Tender Offer for Shares of Imperial Sugar Company

SUGAR LAND, Texas and WILTON, Connecticut—June 20, 2012. Louis Dreyfus Commodities LLC and Imperial Sugar Company (NASDAQ: IPSU) (“Imperial Sugar”) announced today the successful completion of the tender offer made by Louis Dreyfus Commodities LLC’s subsidiary Louis Dreyfus Commodities Subsidiary Inc. for all of the outstanding shares of common stock of Imperial Sugar at a purchase price of $6.35 per share, net to the seller in cash, without interest, less any applicable withholding taxes as specified in the offer to purchase dated May 11, 2012, as amended, and the related letter of transmittal. The tender offer expired at 5:00 p.m., New York City time, on Tuesday, June 19, 2012.

According to the final report of the depositary for the offer, as of the expiration of the tender offer, a total of 8,779,903 shares of Imperial Sugar common stock were validly tendered and not withdrawn prior to the expiration of the offer, including 369,848 shares delivered pursuant to the guaranteed delivery procedures. The aggregate number of shares validly tendered and not properly withdrawn pursuant to the tender offer exceeds the “minimum condition” and, accordingly, Louis Dreyfus Commodities Subsidiary Inc. accepted for payment all such shares in accordance with the terms of the tender offer and will promptly pay for such shares in accordance with the terms of the tender offer.

Louis Dreyfus Commodities Subsidiary Inc. will promptly exercise the “top-up option” provided in the merger agreement to purchase additional shares from Imperial Sugar, which will allow Louis Dreyfus Commodities LLC’s subsidiary to complete and close the merger and acquisition of Imperial Sugar without stockholder approval. Louis Dreyfus Commodities LLC expects to complete the merger immediately thereafter, at which time Imperial Sugar will become an indirect wholly owned subsidiary of Louis Dreyfus Commodities LLC. All outstanding shares of common stock of Imperial Sugar, other than shares held by Louis Dreyfus Commodities LLC, Louis Dreyfus Commodities Subsidiary Inc., Imperial Sugar or by Imperial Sugar’s stockholders who are entitled to and properly exercise appraisal rights under Texas law, will be canceled and converted into the right to receive cash equal to the $6.35 offer price per share, net in cash, without interest, less any applicable withholding taxes. In addition, upon completion of the merger, the common stock of Imperial Sugar will cease to be traded on the NASDAQ.

About Imperial Sugar

Imperial Sugar is one of the largest processors and marketers of refined sugar in the United States to food manufacturers, retail grocers and foodservice distributors. The Company markets products nationally under the Imperial®, Dixie Crystals®, and Holly® brands.

About Louis Dreyfus Commodities LLC

Louis Dreyfus Commodities LLC and its subsidiaries have a highly diversified agricultural business in North America and operate in the cotton, grains, oilseeds, sugar, rice, freight, coffee, and juice markets. With approximately 1,650 employees, Louis Dreyfus Commodities LLC’s operations include 6 agricultural processing plants and over 30 logistics assets including 5 grains/oilseeds export elevators, 10 interior grains/oilseeds elevators and 20 cotton warehouses.

Louis Dreyfus Commodities LLC is a member of the Louis Dreyfus Commodities Group of companies. The Group’s portfolio includes oilseeds, grains, rice, freight, finance, juice, cotton, coffee, sugar, metals, dairy, fertilizers and ethanol businesses. With 160 years in the commodities business, the Louis Dreyfus Commodities Group maintains a dynamic culture with 35,000 employees at peak season, and offices in more than 55 countries. For more information, visit www.ldcommodities.com.